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EXHIBIT 11.1

TRANSCRYPT INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER SHARE
(Unaudited)
(in thousands, except share and per share data)

	Three Months Ended March 31,
	2002	2001
Net income (loss)	$98	$(798)

Net income (loss) per share—Basic:
Weighted average common shares—Basic	17,577,315	14,423,913

Net income (loss) per share—Basic	$0.01	$(0.06)

Net income (loss) per share—Diluted:
Shares used in this computation:
Weighted average common shares—Basic	17,577,315	14,423,913
Dilutive effect of shares under employee stock plans—see Note	278,892	—

Weighted average common shares—Diluted	17,856,207	14,423,913

Net income (loss) per share—Diluted	$0.01	$(0.06)

Note:	Common stock equivalents were not included for the three months ended March 31, 2001, as their effect would be anti-dilutive.

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  EXHIBIT 11.1